U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.   Name of the Registrant: Charles River Laboratories International, Inc.

2.   Name of person relying on exemption:  JANA Partners LLC

3.   Address of person relying on exemption: 767 Fifth Avenue, 8th Floor, New York, New York 10153

4.   Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)